

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 24, 2015

**By E-Mail**

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> Re:     **MYR Group Inc.**
> **Response to Comment Letter filed on December 22, 2015**
> **Filed by Engine Capital Management, LLC, et. al.**
> **File No. 001-08325**

Dear Mr. Freedman:

We have reviewed your responses and have the following comments.

1.     We note your response to prior comment 1. Please tell us the source for your assertion that the company's EBITDA in 2017 will be between $80 and $90 million and that the cash balance in 2017 will be around $50 million. Also, explain to us why you are using 2017 figures instead of 2016 and confirm that in future similar disclosure you will clarify that the basis of your statements are amounts for 2017. Finally, confirm that you will disclose that the basis for your EBITDA multiple is from the Pike Corporation's proxy statement in 2014. We may have further comments.

2.     We note your response to prior comment 2.
   - With respect to the first bullet point, please provide us additional information about the investments, such as when did you invest? What was the size of your investment? How were you an active security holder? How did you participate in taking two companies public?
   - With respect to the fourth bullet point, confirm that any future similar disclosure will clarify that the basis for your statement is NOT the company's security holders and that you are solely inferring that the company's security holders would support a specific course of action based on market forces that are much broader than just the company's industry.
   - With respect to the fifth bullet point, please confirm that any future similar disclosure will clarify that market to which you refer is significantly broader than the company's market.

- With respect the sixth bullet point, please confirm that any future similar disclosure will describe the basis for your belief relating to the company's balance sheet.
- With respect to the seventh bullet point, please provide us additional information about your discussions with industry participants.
- We reissue the eighth bullet point: we do not believe you have provided sufficient support for your prior disclosure.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions